AMERUS GROUP CO.
EXHIBIT 12 - STATEMENT RE: COMPUTATION OF RATIOS
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE SECURITY DIVIDENDS

	Six Months Ended June 30,				Years Ended December
	2003	2002	2002	2001	2000	1999	1998

	($ in thousands)
Earnings
Pre-tax income from continuing operations	$119,285	$41,304	$92,630	$120,665	$116,033	$100,197	$92,465
Less: Minority interest	—	—	—	—	21,677	28,107	26,919
Less: Income (loss) from equity investees	2,687	(2,241)	(3,993)	5,072	3,481	(603)	(3,791)
Add: Distributed income from equity investees	1,466	1,702	2,591	7,730	4,449	1,804	747

	118,064	45,247	99,214	123,323	95,324	74,497	70,084

Fixed charges	15,113	13,515	28,071	30,092	32,355	30,676	35,247
Less: Preference security dividend requirements not included in net income	—	—	—	—	—	—	4,697

Net fixed charges	15,113	13,515	28,071	30,092	32,355	30,676	30,550

Total Earnings	$133,177	$58,762	$127,285	$153,415	$127,679	$105,173	$100,634

Fixed Charges (1)
Interest expense on debt	12,240	9,769	$20,758	$14,415	$14,610	$12,229	$16,552
Amortization of debt issuance costs	374	608	985	3,155	1,833	1,538	1,724
Estimate of interest within rental expense	365	543	1,599	926	799	155	257
Preference security dividend requirements	2,134	2,595	4,729	11,596	15,113	16,754	16,714

Total Combined Fixed Charges and Preference Security Dividends	$15,113	$13,515	$28,071	$30,092	$32,355	$30,676	$35,247

Ratio of Earnings to Combined Fixed Charges and Preference Security Dividends	8.81	4.35	4.53	5.10	3.95	3.43	2.86

(1) Fixed charges do not include interest credited to deferred annuity account balances which are not considered borrowing costs for a life insurance company.

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